SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 12, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-☐	Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)
Enclosed:
News Release

July 12, 2010
Ivanhoe Mines reaffirms support for company’s plan
that protects shareholders’ rights
VANCOUVER, CANADA – David Huberman, lead independent Director of the Ivanhoe Mines Board of Directors and Chair of the Board’s Corporate Governance Committee, said today that the company would continue to support its Shareholders’ Rights Plan in an arbitration proceeding initiated by Rio Tinto plc.
Mr. Huberman said Ivanhoe Mines firmly believes that the Shareholders’ Rights Plan, adopted in April this year, is not in breach of any of Rio Tinto’s existing contractual rights. However, the Rights Plan does restrict Rio Tinto – and other shareholders and third parties – whether acting alone or in concert with another party, from acquiring additional Ivanhoe shares in the market beyond the amounts provided for in existing contractual arrangements unless an offer is made to all shareholders.
Rio Tinto, which presently owns 29.6% of Ivanhoe Mines, claimed in a filing for arbitration last Friday, July 9, that the Ivanhoe Shareholders’ Rights Plan breached some of Rio Tinto’s rights under the October 2006 private placement agreement between Rio Tinto and Ivanhoe Mines. Nothing in the private placement agreement prohibits Ivanhoe Mines from implementing a Shareholders’ Rights Plan.
The Ivanhoe Mines Rights Plan is intended to protect all shareholders from coercive or creeping takeovers, while allowing takeover bids that are made to all shareholders and that satisfy the conditions of Permitted Bids. The Rights Plan also provides Ivanhoe’s Board of Directors with additional time to consider any bid and, if applicable, to explore alternative transactions that would maximize value for shareholders.
The Rights Plan was approved by all members of the Ivanhoe Board on April 5, with the exception of the Rio Tinto appointee who opposed the Plan. Formal ratification of the Rights Plan was recommended by independent proxy advisers Risk Metrics and Glass Lewis & Co. and the Plan was overwhelmingly approved by 95% of Ivanhoe’s minority shareholders who voted on May 7.
Mr. Huberman said Ivanhoe Mines values its ongoing relationship with Rio Tinto and the support Rio Tinto is continuing to provide to Ivanhoe Mines in advancing the construction of the Oyu Tolgoi copper-gold mining complex in southern Mongolia. “Ivanhoe intends to continue to work in good faith with Rio Tinto to realize our shared objective of bringing the world-class Oyu Tolgoi mine into production in 2013 and begin delivering its very substantial benefits to present and future generations of stakeholders.”

About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets include its world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia.
Ivanhoe Mines’ other core assets are its 57% interest in Mongolian coal miner SouthGobi Resources (SGQ:TSX & 1878:HK); an 81% interest in Ivanhoe Australia (IVA:ASX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “believe,” “intended,” “should,” “expect,” “plan,” “estimate,” ”will” and similar expressions suggesting future outcomes or statements regarding an outlook.  These include, but are not limited to, Oyu Tolgoi becoming a world-class mine; the objective of attaining commercial production at Oyu Tolgoi in 2013; and the delivery of very substantial benefits to present and future generations of stakeholders; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 12, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary